UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2007

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1.A. Important Event issued by Masisa S.A. on June 7, 2007:

MASISA S.A.
Publicly-Traded Corporation

SIGNIFICANT EVENT

Santiago, June 7, 2007

Mr. Guillermo Larraín Ríos
Superintendent
Superintendency of Securities and Insurance

Dear Sir,

Pursuant to what is laid down in article 9 and the second sub-paragraph of article 10 of the Securities Market Law Nº18.045 and in General Regulation Nº30 of the Superintendency of Securities and Insurance, and duly empowered to such effect, I hereby inform you as a significant event regarding the line of bonds of the issuer Masisa S.A., registered in the Securities Registry of the Superintendency of Securities and Insurance under number 356, dated November 10, 2003 (hereinafter referred to as the “Line”):

(a)	Bonds of UF500,000 of the “F Series” were placed today and charged to the Line with a term of 5 years and 4.5 years of grace, at a placement rate of 3.73% per annum;

(b)	Bonds of UF500,000 of the “G Series” were placed today and charged to the Line with a term of 5 years and 4.5 years of grace, at a placement rate of 3.72% per annum; and

(c)	Bonds of UF1,500,000 of the “H Series” were today placed and charged to the Line with a term of 21 years and 10 years of grace, at a placement rate of 4.64% per annum.

The proceeds obtained from the aforementioned placements will be used to prepay the “A Series” bonds, corresponding to the first issue made and charged to the Line, and to pay or prepay Masisa’s and/or its affiliates’ short or long-term liabilities.

Yours faithfully,

Patricio Reyes Urrutia
Corporate Counsel
Masisa S.A.

C.c:	Santiago Stock Exchange Chilean Electronic Stock Exchange Valparaíso Stock Exchange

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2007

Masisa S.A.

By:	/s/ Patricio Reyes
Patricio Reyes General Counsel